Exhibit 1

For Immediate Release

Pointer Telocation Reports Q2 2012 Financial Results:

•	Revenues of $21.2M
•	Non-GAAP Net Income of $ 1.1M
•	Adjusted EBITDA $2.5M

Rosh HaAyin, Israel August 27th, 2012 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry and insurance market, announced today its financial results for the second quarter of 2012.

Financial Highlights

Revenues: Pointer's revenues for the second quarter of 2012 decreased 4% to $21.2 million, as compared to $22.1 million in the second quarter of 2011.

International activities for the second quarter of 2012 were 27% of total revenues compared to 28% in the comparable period of 2011.

Revenues from products in the second quarter of 2012 were $7.7 million, compared to $7.9 million in the same period in 2011.

Pointer’s revenues from services in the second quarter of 2012 decreased 5% to $13.5 million, from $14.2 million, in the comparable period of 2011(64% of revenues in both periods).

Gross Profit: In the second quarter of 2012, gross profit decreased 12% to $6.8 million from $7.7 million in the second quarter of 2011.

Operating Income: In the second quarter of 2012, operating income was $0.7 million, compared to $1.3 million in the second quarter of 2011.

Net Income: Pointer recorded net income attributable to Pointer’s shareholders for the second quarter of 2012 of $200 thousand or $0.04 per share, compared to net income of $40 thousand or $0.01 per share in the second quarter of 2011.

Net loss attributable to a non-controlling interest in affiliates in the second quarter of 2012 was $250 thousand compared to a net income of $130 thousand for the comparable period in 2011.

Adjusted EBITDA: Pointer’s adjusted EBITDA for the second quarter of 2012 was $2.5 million, as compared to $2.7 million in the comparable period in 2011.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: "We have succeeded to maintain our revenue level and positive net income despite the challenges of the weak global market which has influenced our target market significantly and driven down prices. Our recently launched products have been well received and together with costs savings, and an aggressive sales and marketing approach we were able to maintain momentum. We expect the weak global economy to continue to affect us, but our efforts in launching new products and our additional investment in Latin America should enable us to achieve our long term goals."

Conference Call Information:

Pointer Telocation's management will host today, Monday, August 27th, 2012 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA 1-888-668-9141; From Israel: 03-918-0609

A replay will be available from August 28th, 2012 on the Company’s website: www.pointer.com .

Reconciliation between results on a GAAP and Non-GAAP basis:

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 45 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.

For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,335	$1,468
Restricted cash	117	123
Trade receivables	16,347	14,427
Other accounts receivable and prepaid expenses	2,689	1,946
Inventories	3,655	4,467

Total current assets	25,143	22,431

LONG-TERM ASSETS:
Long-term accounts receivable and other	579	805
Severance pay fund	8,036	7,474
Property and equipment, net	10,682	10,839
Long-term loans to affiliate	689	-
Investment in affiliate	140	266
Other intangible assets, net	3,216	3,030
Goodwill	45,028	44,493

Total long-term assets	68,370	66,907

Total assets	$93,513	$89,338

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2012	2011
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$14,146	$13,208
Trade payables	10,747	9,821
Deferred revenues and customer advances	7,829	6,890
Other accounts payable and accrued expenses	6,950	7,440

Total current liabilities	39,672	37,359

LONG-TERM LIABILITIES:
Long-term loans from banks	8,570	7,715
Long-term loans from shareholders and others	929	943
Other long-term liabilities	3,354	2,895
Accrued severance pay	9,139	8,625

	21,992	20,178
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital	3,393	3,353
Additional paid-in capital	119,190	119,147
Accumulated other comprehensive income	(194)	837
Accumulated deficit	(96,376)	(96,743)

Total Pointer Telocation Ltd’s shareholders' equity	26,013	26,594

Non-controlling interest	5,836	5,207

Total equity	31,849	31,801

LIABILITIES AND SHAREHOLDERS' EQUITY	$93,513	$89,338

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

Revenues:
Products	$15,516	$15,797	$7,691	$7,953	$31,140
Services	27,261	27,383	13,478	14,163	54,778

Total revenues	42,777	43,180	21,169	22,116	85,918

Cost of revenues:
Products	9,280	8,890	4,655	4,474	18,283
Services	19,194	18,248	9,698	9,696	37,249
Amortization of intangible assets	121	489	61	245	1,498

Total cost of revenues	28,595	27,627	14,414	14,415	57,030

Gross profit	14,182	15,553	6,755	7,701	28,888

Operating expenses:
Research and development	1,389	1,507	673	772	3,082
Selling and marketing	4,493	4,346	2,211	2,277	8,932
General and administrative	4,974	5,967	2,301	2,849	11,450
Amortization of intangible assets	1,005	924	501	471	1,821
Impairment of goodwill and intangible assets	354	-	354	-	6,216

Total operating expenses	12,215	12,744	6,040	6,369	31,501

Operating income	1,967	2,809	715	1,332	(2,613)
Financial expenses, net	942	850	472	452	1,779
Other expenses (income), net	9	(9)	3	(4)	77

Income before taxes on income	1,016	1,968	240	884	(4,469)
Taxes on income	546	693	256	336	2,383

Income (loss) after Income taxes	470	1,275	(16)	548	(6,852)
Equity in losses of affiliate	81	798	33	374	1,634

Net income (loss)	389	477	(49)	174	(8,486)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited
Other comprehensive income (loss):
Currency translation adjustments of foreign operations	(843)	810	(1,236)	397	(2,605)
Realized gains (losses) on derivatives designated as cash flow hedges	(161)	172	(82)	108	(219)
Unrealized gains (losses) on derivatives designated as cash flow hedges	295	(109)	32	10	(162)

Total comprehensive income (loss)
	(320)	1,350	(1,335)	689	(11,472)
Profit (loss) attributable to:
Equity holders of the parent	365	426	201	44	(8,527)
Non-controlling interests	24	51	(250)	130	41

	389	477	(49)	174	(8,486)

Other comprehensive income (loss) attributable to:
Equity holders of the parent	(262)	1,003	(745)	397	(10,982)
Non-controlling interests	(58)	347	(590)	292	(490)

	(320)	1,350	(1,335)	689	(11,472)

Earnings (loss) per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.07	$0.09	$0.04	$0.01	$(1.78)

Diluted net earnings (loss) per share	$0.07	$0.08	$0.04	$0.01	$(1.79)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

Net income (loss)	$389	$477	$(49)	$174	$(8,486)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment of goodwill and intangible assets	3,059	3,068	1,709	1,576	12,710
Accrued interest and exchange rate changes of debenture and long-term loans	4	94	18	78	135
Accrued interest and exchange rate changes of long-term loans to affiliate	28	-	-	-	-
Accrued severance pay, net	(45)	350	(8)	318	487
Gain from sale of property and equipment, net	(124)	(53)	(86)	(22)	(95)
Equity in losses of affiliate	81	798	33	374	1,634
Amortization of stock-based compensation	168	230	67	142	515
Impairment loss of loan to minority shareholder in subsidiary					489
Decrease in restricted cash	6	4	4	2	10
Decrease (increase) in trade receivables, net	(2,317)	(3,680)	721	(750)	(1,462)
Decrease (increase) in other accounts receivable and prepaid expenses	(641)	(119)	(382)	571	373
Decrease (increase) in inventories	799	(488)	(4)	(664)	(1,035)
Write-off of inventories	84	38	84	38	304
Deferred income taxes	-	(32)	-	(15)	170
Decrease (increase) in long-term accounts receivable	233	340	77	120	(177)
Increase in trade payables	973	756	809	(907)	452
Increase (decrease) in other accounts payable and accrued expenses	1,405	2,640	(427)	830	2,457

Net cash provided by operating activities	4,102	4,423	2,566	1,865	8,481

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

Cash flows from investing activities:

Purchase of property and equipment	(2,398)	(2,609)	(1,090)	(1,232)	(4,445)
Proceeds from sale of property and equipment	746	271	314	106	1,050
Investment in affiliate, net	(717)	(1,106)	12	(563)	(1,740)
Acquisition of Subsidiary (a)	(251)	-	-	-	-
Purchase of activity (b)	(3,125)	-	-	-	-
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	-	-	-	39

Net cash used in investing activities	(5,745)	(3,444)	(764)	(1,689)	(5,096)

Cash flows from financing activities:

Proceeds from issuance of shares	143	33	138	10	281
Repayment of long-term loans from banks	(5,658)	(4,489)	(3,051)	(2,577)	(8,937)
Repayment of long-term loans from others	-	(22)	-	(14)	(1,071)
Receipt of long-term loans from banks, shareholders and others	7,637	6,248	4,456	4,304	8,384
Dividend paid to the non-controlling interest	-	(896)	-	(896)	(1,594)
Short-term bank credit, net	263	(1,890)	(1,867)	(101)	(1,002)

Net cash provided by (used in) financing activities	2,385	(1,016)	(324)	726	(3,939)

Effect of exchange rate on cash and cash equivalents	125	67	93	(147)	(211)

Increase (decrease) in cash and cash equivalents	867	30	1,571	755	(765)
Cash and cash equivalents at the beginning of the period	1,468	2,233	764	1,508	2,233

Cash and cash equivalents at the end of the period	$2,335	$2,263	$2,335	$2,263	$1,468

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30		Three months ended June 30		Year ended December 31
		2012	2011	2012	2011	2011
		Unaudited

(a)	Acquisition of subsidiary:

	Property and equipment	$22	$-	$-	$-	$-
	Technology	58	-	-	-	-
	Goodwill	304	-	-	-	-
	Minority Interest	(133)	-	-	-	-
		$251	$-	$-	$-	$-

(b)	Purchase of activity:

	Working capital	$27	$-	$-	$-	$-
	Property and equipment	112	-	-	-	-
	Customer list	1,364	-	-	-	-
	Goodwill	1,669	-	-	-	-
	Accrued severance pay, net	(23)	-	-	-	-
	Employees accruals	(24)	-	-	-	-
		$3,125	$-	$-	$-	$-

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$-	$-	$-	$32
	Non-controlling interests					426
	Loss from sale of subsidiaries	-	-	-	-	(110)
	Receivables for sale of investments in subsidiaries	-	-	-	-	(309)

		$-	$-	$-	$-	$39

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited

GAAP Net income (loss) as reported	$389	$477	$(49)	$174	$(8,486)
amortization and impairment of goodwill and intangible assets	1,480	1,413	916	716	9,535
Stock based compensation expenses	168	230	67	142	515
non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	419	316	201	160	2,365

Non-GAAP Net income	$2,456	$2,436	$1,135	$1,192	$3,929

Adjusted EBITDA

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited

GAAP Net income (loss) as reported:	$389	$477	$(49)	$174	$(8,486)

One time charge attributable to efforts to expand services to Israeli insurance companies	-	-	-	-	486
Financial expenses, net	942	850	472	452	1,779
Tax on income	546	693	256	336	2,383
Stock based compensation expenses	168	230	67	142	515
Depreciation , amortization and impairment of goodwill and intangible assets	3,059	3,068	1,709	1,576	12,710

Non-GAAP Adjusted EBITDA	$5,104	$5,318	$2,455	$2,680	$9,387